MAIL STOP 3561

      June 23, 2005

Ms. Angeliki Frangou
Chief Executive Officer
International Shipping Enterprises, Inc.
1225 Franklin Avenue
Suite 325
Garden City, New York 11530

      Re:	International Shipping Enterprises, Inc.
   Amendment No. 1 to Registration Statement on Form S-4
   Filed May 27, 2005
   File No. 333-121819

Dear Ms. Frangou:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General
1. The Form S-4 should be filed under the names of all registrants.
It would appear that Navios Maritime Holdings Inc. is the registrant for the registration statement and International Shipping is the registrant for the proxy statement.
2. The letter to stockholders immediately following the registration statement cover page should be revised to include all information required by Item 501 of Regulation S-K for a prospectus cover page.
3. We note from the Questions and Answers section that your officers and directors intend to vote their shares acquired in the open market in favor of the acquisition and that the amount of such shares equals
8%. Please update this amount and confirm that it also includes shares held by affiliates of your officers, directors and the company. The disclosure should also indicate, if true, that Ms. Frangou intends to purchase an additional $20,000,000 shares for the purpose of voting in favor of the acquisition and reincorporation. Please quantify what the percentage held by your officers, directors and affiliates will be should Ms. Frangou acquire these shares.


Cover Page
4. Please explain the reference on the cover page to 39.9 million shares of International Shipping being registered in this prospectus.
It appears that the shares being registered are the shares to be issued by Navios Maritime Holdings Inc.
5. The risk factor cross reference is embedded.  Please revise.
6. Please provide the statements required by Item 2(1) and (2) of Form S-4 on the inside front cover page.
7. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Risk Factors, page 10
8. In prior comment 12 dated May 19, 2005, we asked that you avoid the generic conclusions you reach in several of your risk factors, including subheadings, that the risk discussed could have a "material adverse effect," "material adverse impact," or "adversely affect" your financial condition, results of operations or other similar matters. Such generic conclusions would also include "negatively impact" and "may affect." Please replace this language with more specific disclosure of how your financial condition, results of operations, or other similar matters would be affected and place the risk in context by making the magnitude of the risk clear. See risk factors one through five, seven through ten, thirteen through eighteen, twenty-two, twenty-three, twenty-nine, and thirty.
9. In prior comment 14 dated May 19, 2005, we noted that the subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. See risk factors 16, 17 and 18.
10. We reissue prior comment 17. Risk factor 14 presents several risks associated with your business. Each risk factor should only discuss one risk. Please revise.
11. Please elaborate in risk factor 28 on your plans to expand and attempts to improve certain systems.

Forward Looking Statements, page 22
12. Please clarify to disclose that the safe harbors for forward-looking statements included in the Securities Act and Securities Exchange Act do not apply to statements made in your Form S-4 or remove the reference to the Private Securities Litigation Reform Act of 1995.

The Acquisition Proposal, page 27

   Background of the Merger
13. We note that over the months of November and December 2004, Lazard contacted certain companies and groups. Provide the exact date Lazard, Navios, or any affiliate thereof contacted ISE, or any affiliate of ISE.
14. The disclosure in this section should address the dealings, discussions, negotiations and dates thereof between Navios, Lazard, and ISE`s affiliate, Maritime Enterprises Management. To the extent
Maritime Enterprises Management held discussions with any other party regarding the acquisition, this should also be disclosed.
15. The disclosure in this section should also address the dealings, discussions, negotiations and dates thereof between ISE, Maritime Enterprises Management, and HSH, including affiliates of HSH. The disclosure should clarify when Maritime Enterprises Management or ISE first contacted HSH, or its affiliates, regarding the acquisition and when HSH, or its affiliates, agreed to provide financing for ISE or
Maritime Enterprises Management.

Employment Agreements, page 46
16. We reissue prior comment 26. We note the employment agreements provide a base salary equal to 120% of each individual`s current base salary. Please state this amount for each individual or advise supplementally.

Federal Income Tax Consequences, page 53
17. Please reconcile the disclosure in this section with the tax opinion. The tax opinion states that it is more likely than not that the shareholders of ISE and not ISE, would be treated as the purchasers of the stock of Navios. The last paragraph on page 53 indicates that the purchase should be treated as the direct purchase of Navios by the shareholders of ISE. Please reconcile this and other disclosure in this section. Also, the prospectus must state clearly that the discussion in the prospectus is the opinion of (named) tax counsel.
18. We note that the tax opinion indicates its opinion is "more likely than not." In the opinion discuss the degree of uncertainty and provide a risk factor and/or other appropriate disclosure setting forth the risks to investors.
19. The tax opinion should opine on all material tax consequences discussed in the prospectus. We note the discussion on page 54 that
"it is more likely than not that ... ISE will be taxed by the United
States as a foreign corporation."



Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Navios, page 86

		Overview, page 86
20. In paragraph one, you disclose 22 vessels under long-term charters, yet in paragraph three, you disclose 26 vessels in your long-term fleet. Please revise disclosure to describe this difference in the number vessels.
21. Tell us about the correlation between the long-term chartered-in costs of $9,737 per day versus the TCE rate of $33,500 per day. Revise disclosure as necessary.
22. Please consider relocating the disclosure on page 95 under "Outlook" to the "Overview" section.

		Factors Affecting Navios`s Results of Operations, page
88
23. We note the revised definition of TCE rates includes gains or losses on FFAs. Tell us if this revised definition conforms to the industry standard definition and that used by Clarkson`s Research
Statistics as disclosed on page 86.
24. We reviewed your response to comment 33. Please update the table of performance measures to include comparative data for the quarters ended March 31, 2005 and 2004 and update MD&A for any material variances in these measures.

Income Statement Breakdown by Segment, page 90
25. Please explain the reason for the following during the three month period ended March 31, 2005: the number of vessels operated decreased; total vessel days decreased; and the average revenue rate improved. Explain "compulsory pilot."

	Liquidity and Capital Resources, page 92
26. In prior comment 36 dated May 19, 2005, we noted that if Navios acquires additional vessels, it will rely on cash from operations and new debt to meet its liquidity needs going forward. Please quantify what your liquidity needs will be in the event you do acquire these vessels.

      Tabular Disclosure of Contractual Obligations, page 103
27. We reviewed your response to comment 39 but note the table is missing contractual obligation columns for the periods 1-3 years, 3-5 years and more than 5 years. Please revise this table to include all periods specified in Item 303(a)(5) of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and Results of Operations of ISE, page 110
28. Please disclose the material terms of the senior secured credit facility with HSH Nordbank. Discuss the various covenants to the facility agreement restricting the way you will be able to operate your business. Also discuss the "mandatory prepayment of amounts outstanding under certain circumstances." Lastly discuss the impact this debt obligation will have on your business. We note that the facility will be secured by the assets of Navios. Please add a risk factor.
29. Please add your supplemental response to prior comment 40 to the prospectus.

Executive Compensation, page 123
30. Please provide in tabular format for the last 3 completed fiscal years the disclosure required by Item 18(a)(7)(ii) of Form S-4 for each person who will serve as a director or executive officer of the company after the acquisition. This would include any compensation paid in their capacity as officers and directors of Navios.

Beneficial Ownership of Securities, page 126
31. We note disclosure on page 127 that escrow will be broken if after the business combination, there is a consummation of a stock exchange resulting in all of ISE`s stockholders having the right to exchange their shares of common stock for securities. Please disclose whether the stock exchange resulting in the reincorporation in the Marshall Islands would result in the removal of these shares from escrow.

Price Range of Securities and Dividends, page 127
32. Please include the disclosure under Item 201(d) of Regulation
S-K
regarding equity compensation plans for both ISE and Navios. See prior comment 50 dated May 19, 2005.

Description of Securities, page 128
33. We note your response to prior comment 51 dated May 19, 2005 and ask that you supplementally provide us with a description of Navios`s securities.

Financial Statements
34. Please revise your quarterly financial statements to clearly distinguish audited and unaudited information.



Appendix

Appendix A: Stock Purchase Agreement
35. As requested in prior comment 56 dated May 19, 2005, please reconcile Navios`s capital structure as set forth in clause 3.3 with the third paragraph of the merger agreement. In this regard, we do not understand your response.

Part II

Exhibits
36. Exhibit 8.1 is not signed.  Please file an executed opinion.

37. The tax opinion should be revised to consent to the reproduction of the opinion as an exhibit and to the discussion in the prospectus.
38. We note the statement that "this opinion is rendered to you in connection with the stock purchase ... and may not be relied upon by any person other than you or by you in any other context or any other purpose." This disclosure implies that the opinion is only for the benefit of the registrant. Since the tax opinion is for the benefit of the individuals receiving the prospectus/proxy statement, these individuals should be able to rely upon the opinion. Please revise this disclosure.
39. We are unable to locate exhibit 23.4.
40. If available, please file the formalized financing agreement entered into with HSH. Also, exhibit 10.17 should be filed in its entirety. All material contracts should be filed in their entirety, which includes any schedules, attachments or appendices.
41. We reissue prior comment 60. Please include the terms of the employment agreements, including the employee name, title and salary or advise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.
						Sincerely,



								John Reynolds
      Assistant Director


cc:	Kenneth R. Koch, Esq.
Fax: (212) 983-3115


??

??

??

??

International Shipping Enterprises, Inc.
Ms. Angeliki Frangou
June 23, 2005
Page 1